Exhibit 99.2

Browning West Sends Letter to Gildan Activewear’s Board Regarding the Need to Heed Unprecedented Shareholder Feedback and Reinstate Glenn Chamandy as CEO

Browning West Increases Its Ownership Position to ~4.8% of the Company's Outstanding Shares

Eight Investors Holding More Than 33% of Gildan’s Outstanding Shares Have Now Publicly Echoed Browning West’s Concerns

Browning West is Prepared to Requisition a Special Meeting to Reconstitute the Board if It Continues to Ignore Shareholder Feedback

December 20, 2023 07:00 AM Eastern Standard Time

LOS ANGELES--(BUSINESS WIRE)--Browning West, LP, which beneficially owns approximately 4.8% of the outstanding shares of Gildan Activewear Inc. (NYSE: GIL) (TSX: GIL) (“Gildan” or the “Company”), today issued the following letter to the Company’s Board of Directors (the “Board”).

December 20, 2023

Gildan Activewear Inc.
600 Maisonneuve Blvd W #3300
Montreal, QC H3A 3J2
Attn: The Board of Directors

Members of the Board of Directors,

Browning West, LP (together with its affiliates, “Browning West” or “we”) is an investment management firm with a long-term investing horizon that owns approximately 4.8% of Gildan Activewear Inc.’s (“Gildan” or the “Company”) outstanding common shares, making us one of the Company’s largest shareholders. While we recently demonstrated our confidence in Gildan by increasing our ownership stake, the poorly-aligned Board has spent the past 10 days initiating a blatant entrenchment maneuver with a lone shareholder while showing a complete lack of regard for the broad and unprecedented shareholder opposition to the Board’s actions. Since the publication of our December 14th letter, eight shareholders, who collectively own more than 33% of the Company’s outstanding shares, have publicly echoed Browning West’s concerns. These investors are some of the Company’s longest-tenured shareholders and have a deep understanding of the business. We also have reason to believe there are many other shareholders who share our concerns but have yet to express them publicly. With each passing day, the Board’s apparent arrogance and indifference validate that substantial change is urgently needed in Gildan’s boardroom.

Today, we are writing to urge you to implement the three following concrete actions, which create the best path forward for stakeholders:

1.	Reinstate Glenn Chamandy as CEO;
2.	Remove Donald Berg as Chair, and;
3.	Appoint Browning West Co-Founder Peter Lee as a shareholder representative to the Board.

If you continue to ignore the feedback of more than 33% of shareholders, Browning West is fully prepared to requisition a Special Meeting of Shareholders to hold the Board accountable for its actions and prevent the further destruction of value.1 Shareholders will not tolerate the Board doubling down on its poorly conceived succession and its backroom deal in exchange for an individual investor’s support.

To disregard shareholders and employees at this critical juncture would only further tarnish the Board’s reputation and demonstrate its utter lack of respect for sound corporate governance. Consider the following:

- Gildan Shareholders Have Spoken by Publicly Echoing Browning West’s Concerns: A critical mass of shareholders have signaled their alignment by publicly echoing our concerns and calling for the Board to reinstate Mr. Chamandy as CEO. Following our December 14th letter to the Board, investors that include Browning West LP, Jarislowsky Fraser Ltd., Cooke & Bieler LP, Pzena Investment Management, LLC, Turtle Creek Asset Management Inc., Janus Henderson, Oakcliff Capital and Anson Funds have publicly called for the Board to reappoint Mr. Chamandy as CEO. These shareholders, who represent over 33% of Gildan’s outstanding shares, have taken it upon themselves to ensure their respective voices are heard in seeking to protect the long-term value of Gildan and the interests of all stakeholders. These voices are in addition to numerous shareholders who we understand share these concerns, but have not yet spoken publicly.

- Gildan Employees Have Also Spoken by Selling Substantial Amounts of Stock: Recent substantial share sales in excess of $11.7 million by senior executives signal a lack of confidence in the Board and suggest that employees fear Vincent Tyra’s appointment may lead to the further destruction of shareholder value. These sales also increase the risk of management turnover. Over the past week, multiple senior executives have made substantial share sales: CFO Rhodri Harries sold $6.8 million in Gildan shares; President of Manufacturing Benito Masi sold $4.1 million in Gildan shares; President of Sales, Marketing and Distribution Chuck Ward sold $702,000 in Gildan shares; and SVP of Sales North America Michael Schroeder sold $104,000 in Gildan shares. Although Gildan’s senior executives cannot share their views publicly, they are clearly voting with their wallets.

The Board’s “check-the-box” outreach to us this week has been wholly unsatisfactory because it failed to address our substantive concerns on succession planning and Mr. Tyra’s extremely poor track record. It is, however, noteworthy that in all our conversations with Mr. Berg, he told us that Mr. Chamandy has the “highest integrity.” We understand that other major shareholders remain deeply troubled by the Board’s ever-evolving and illogical explanations for its botched CEO succession process.

The unprecedented nature of the public shareholder outcry and the stock sales of senior executives are evidence enough that the Board should immediately meet our three demands. We will not hesitate to hold the Board accountable for further delay in rectifying this unfortunate situation – of which the Board’s actions are the sole cause.

Sincerely,

Usman S. Nabi              Peter M. Lee

***

No Solicitation

This press release is for informational purposes only and is not a solicitation of proxies. If Browning West determines to solicit proxies in respect of any meeting of shareholders of the Company any such solicitation will be undertaken by way of an information circular or as otherwise permitted by applicable Canadian corporate and securities laws.

Disclaimer for Forward-Looking Information

Certain information in this news release may constitute “forward-looking information” within the meaning of applicable securities legislation. Forward-looking statements and information generally can be identified by the use of forward-looking terminology such as “outlook,” “objective,” “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “plans,” “continue,” or similar expressions suggesting future outcomes or events. Forward-looking information in this news release may include, but is not limited to, statements of Browning West regarding (i) how Browning West intends to exercise its legal rights as a shareholder of the Company, and (ii) its plans to make changes at the Board and management of the Company.

Although Browning West believes that the expectations reflected in any such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including, without limitation, the risks that (i) the Company may use tactics to thwart the rights of Browning West as a shareholder and (ii) the changes being demanded by Browning West, may not proceed for any reason whatsoever. Except as required by law, Browning West does not intend to update these forward-looking statements.

Advisors

Olshan Frome Wolosky LLP is serving as legal counsel, Goodmans LLP is serving as Canadian legal counsel and Longacre Square Partners is serving as strategic advisor to Browning West.

About Browning West, LP

Browning West is an independent investment partnership based in Los Angeles, California. The partnership employs a concentrated, long-term and fundamental approach to investing and focuses primarily on investments in North America and Western Europe.

Browning West seeks to identify and invest in a limited number of high-quality businesses and to hold these investments for multiple years. Backed by a select group of leading foundations, family offices, and university endowments, Browning West's unique capital base allows it to focus on long-term value creation at its portfolio companies.

1 Since we delivered our letter to the Board on December 14, shareholders collectively owning more than 33% of Gildan’s outstanding shares have publicly voiced their support for Mr. Chamandy’s reinstatement as Gildan’s CEO.

Contacts

Browning West
info@browningwest.com
310-984-7600

Longacre Square Partners
Charlotte Kiaie / Scott Deveau, 646-386-0091
browningwest@longacresquare.com